Exhibit 99.1

INVESTOR INFORMATION

NOMAD FOODS ANNOUNCES LAUNCH OF REFINANCING OF EXISTING TERM

LOANS AND POTENTIAL REFINANCING OF SENIOR SECURED NOTES

Feltham, England — April 7, 2017. Nomad Foods Limited (“Nomad Foods” or the “Company”) announces the launch of an anticipated refinancing of its existing credit facility with two tranches of €500 million and approximately USD 510 million seven year term loans (the “Term Loans”) with lender meetings anticipated to follow next week. The Company expects to follow any Term Loans syndication with an offering of €500 million in aggregate principal amount of senior secured notes (the “Notes” and together with the Term Loans, the “Financing”), also with an expected seven year maturity, subject to market conditions. Alongside the potential Financing, Nomad Foods expects to extend out the maturity of its existing €80 million revolving credit facility by up to six years. Nomad Foods intends to use the proceeds of any consummated Financing to refinance in full its existing outstanding euro and sterling denominated term loans and existing floating rate senior secured notes issued by Nomad Foods BondCo Plc (formerly Iglo Foods BondCo Plc) due 2020.

Credit Suisse, Deutsche Bank, Goldman Sachs and UBS have been mandated to lead any Financing.

About Nomad Foods

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad Foods produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, and Findus.

Primary IR Contact

John Mills, Partner

ICR, Inc.

Phone: 646-277-1254

E-mail: John.Mills@icrinc.com

Important Regulatory Notice

This announcement is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in the United States or in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.

The Notes and any related guarantees have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any U.S. state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Accordingly, the Notes and any related guarantees are being offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the Securities Act and to non-U.S. persons in offshore transactions outside the United States in accordance with Regulation S under the Securities Act.The offer and sale of the Notes will be made pursuant to an exemption under the Prospectus Directive, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for purposes of the Prospectus Directive.

No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

This announcement contains ‘‘forward-looking statements’’ that are based on estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements are all statements other than statements of historical fact or statements in the present tense, and can be identified by words such as “targets”, “aims”, “aspires”, “assumes” ‘‘believes’’, ‘‘estimates’’, ‘‘anticipates’’, ‘‘expects’’, ‘‘intends’’, “hopes”, ‘‘may’’, ‘‘would’’, ‘‘should’’, “could”, ‘‘will’’, ‘‘plans’’, ‘‘predicts’’ and ‘‘potential’’, as well as the negatives of these terms and other words of similar meaning. The forward-looking statements in this announcement, including expectations regarding the Company’s ability to consummate the Refinancing and the expected terms of such refinancing, are made based upon the Company’s estimates, expectations and beliefs concerning future events affecting the Company and are subject to a number of known and unknown risks and uncertainties. Such forward-looking statements are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which it will operate, which may prove not to be accurate. The Company cautions that these forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in these forward-looking statements. Undue reliance should, therefore, not be placed on such forward-looking statements. Any forward-looking statements contained in this announcement apply only as at the date of this announcement and are not intended to give any assurance as to future results. The Company will update this announcement as required by applicable law, including the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, and any other applicable law or regulations, but otherwise expressly disclaims any obligation or undertaking to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

This announcement contains inside information by Nomad Foods BondCo Plc under Regulation (EU) 596/2014 (16 April 2014).